September 22, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoreLogic, Inc. (the “Company”)

PRRN14A filed September 16, 2020

Filed by Senator Investment Group LP, et al. (collectively, “Senator”)

File No. 1-13585

Dear Ms. Chalk:

We are writing on behalf of Senator in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 18, 2020 (the “Comment Letter”).

Concurrently with the submission of this letter, Senator is filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the revised preliminary proxy statement on Schedule 14A filed on September 16, 2020 in response to the comments set forth in the Comment Letter. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

September 22, 2020

Revised Preliminary Proxy Statement filed September 21, 2020 – Cover Page

1.

The revised disclosure in the second paragraph on the cover page of the proxy statement states that SFS beneficially owned 100 shares of the Company’s common stock as of the date of filing. However, on pages B11-12 of Annex B later in the disclosure document, you disclose that on September 5, 2020, the counterparties to the Share Forwards and Total Return Swaps delivered to SFS 885,000 and 428,910 shares of Company commons stock, respectively. Please revise or advise.

In response to the Staff’s comment, Senator has revised the disclosure on pages 1 and B-12 of the Revised Preliminary Proxy Statement.

Reasons for this Proxy Solicitation, page 3

2.

Refer to comment three in our prior comment letter dated September 14, 2020 and the revised disclosure you have included in the first paragraph of this section on page 3 of the revised preliminary proxy statement. Please provide support in the disclosure document for the following statement: “Specifically, Senator noted its view that the Company has consistently delivered lower revenue growth than peers, missed its margin goal and other operating targets for several years and completed several recent acquisitions that have performed poorly, resulting in recent revenue attrition and business restructuring.” Your revised disclosure should identify the peers and the time periods for the metrics, you refer, as well as the recent acquisitions and business restructuring referenced.

In response to the Staff’s comment, Senator has revised the disclosure on pages 3 and 4 of the Revised Preliminary Proxy Statement.

September 22, 2020

*            *             *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand Richard M. Brand